Jean-François Pruneau Phone : (514) 380-4144 Email : jean-francois.pruneau@quebecor.com

September 9, 2016

BY EDGAR

Mr. Larry Spirgel,

Assistant Director,

AD Office 11 – Telecommunications,

Division of Corporation Finance,

U.S. Securities and Exchange Commission,

Mail Stop 3720,

100 F Street, N.E.,

Washington, DC 20549-3628

RE:	Quebecor Media Inc.
Form 20-F for the Fiscal Year Ended
December 31, 2015
Filed March 18, 2016
File No. 333-13792

Dear Mr. Spirgel:

Quebecor Media Inc. (the “Company”) hereby responds to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated July 28, 2016 (the “Letter”) relating to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2015, as filed on March 18, 2016 (File No. 333-13792) (the “2015 Form 20-F”). For ease of reference, the numbered paragraphs below correspond to the numbered comments in the Letter, with the Staff’s comment presented in bold font type.

General

1.	It appears that you are a voluntary filer. If so, please check the “Yes” box indicating that you are not required to file reports pursuant to Section 13 or Section 15d of the Securities Exchange Act of 1934. In addition, please revise your disclosure elsewhere that incorrectly implies that you are subject to the reporting requirements of the federal securities laws.

Response:

In future filings of the Company’s Annual Reports on Form 20-F, beginning with the report in respect of the fiscal year ending December 31, 2016, the Company shall check the “Yes” box on the cover of Form 20-F indicating that is not required to file such reports if the Company’s duty to file has been automatically suspended pursuant to Section 15(d) of the Securities Exchange of 1934, as amended (the “Exchange Act”) and the Company is not otherwise required to file reports pursuant to Section 13 or 15(d) of the Exchange Act.

Quebecor Media

612 St. Jacques Street

Montreal (Quebec), H3C 4M8

Canada

In addition, the Company shall correspondingly revise the disclosure that implies that the Company is subject to the reporting requirements of the U.S. federal securities laws substantially as follows:

“Documents on Display

“You may read and copy documents referred to in this annual report that have been filed with the SEC at the Public Reference Room at the SEC’s Headquarters, located at 100 F Street, N.E., Room 1580, Washington, D.C. 20549, or obtain copies of this information by mail from the Public Reference Room at prescribed rates. You may call the SEC at 1-800-SEC-0330 for further information on the SEC’s Public Reference Room. The SEC also maintains an Internet website that contains reports and other information that we have filed electronically with the SEC. The URL of that website is http://www.sec.gov. Any documents referred to in this annual report may also be inspected without charge at our offices at 612 St. Jacques Street, Montréal, Québec, Canada, H3C 4M8.”

30. Non-Consolidated Financial Statements of the Corporation, p. 71

2.	Tell us how you considered separately disclosing the amount of retained earnings or net income restricted or free of restrictions and the amounts of such restricted net assets for unconsolidated subsidiaries and consolidated subsidiaries as of the end of the most recently completed fiscal year. Refer to rule 4-08(e)(3) of Regulation S-X.

Response:

In connection with preparing the 2015 Form 20-F, the Company proceeded with the computations required under Rule 4-08(e)(3) under Regulation S-X (the “Rule”) and SEC Staff Accounting Bulletin Topic 6.K.2. On the basis of those computations, the Company determined that its proportionate share of the restricted net assets of its consolidated subsidiaries and unconsolidated subsidiaries, plus the Company’s equity in the undistributed earnings of 50% or less owned persons (investees) accounted for by the equity method, together totalled less than 25% of the Company’s consolidated net assets as of December 31, 2015. Consequently, in accordance with the Rule, the Company did not include disclosure of the amount of retained earnings or net income restricted or free of restrictions and the amounts of such restricted net assets for consolidated subsidiaries and unconsolidated subsidiaries in its financial statements for the fiscal year ended December 31, 2015.

*    *    *    *    *

The Company hereby acknowledges that:

1.	the Company is responsible for the adequacy and accuracy of the disclosure in the filing,

2.	staff comments or changes to disclosure in response to staff comments do not foreclose the U.S. Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filing; and

3.	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any further comments or would like to discuss any of the responses, please contact us at your convenience.

Very truly yours,

QUEBECOR MEDIA INC.

By:	/S/ Jean-François Pruneau
Name:	Jean-François Pruneau
Title:	Senior Vice-President and Chief Financial Officer